[redacted]

SE 10028985 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PANAMERICAN CAPITAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 FIFTH AVENUE SUITE 1406
(No. and Street)

NEW YORK (City) NY (State) 10151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID STONE 212-752-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HERTZ, HERSON & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

2 PARK AVENUE (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID STONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PANAMERICAN CAPITAL SECURITIES, LLC, as of DECEMBER 31ST, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRISTINA DE LA MAZA
Notary Public, State of New York
No. 01DE6167217
Qualified in Kings County
Commission Expires May 29, 2011

Signature

MANAGING MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PANAMERICAN CAPITAL SECURITIES, LLC
DECEMBER 31, 2009

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

TEL: 212-686-7160
FAX: 212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Member of
Panamerican Capital Securities, LLC
745 Fifth Avenue
New York, NY 10151

We have audited the accompanying statement of financial condition of Panamerican Capital Securities, LLC as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Panamerican Capital Securities, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Hertz, Herson & Company, LLP

New York, New York
February 19, 2010

PANAMERICAN CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2009
EXHIBIT A

ASSETS

Cash	$ 140,093
Placement fees receivable - Note B	1,950,750
Prepaid expenses	949
TOTAL ASSETS	$2,091,792

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES

Accrued placement fees - Note B	$ 292,613
Accrued expenses	3,000
Due to member - Note D	4,660
Total Liabilities	300,273
Member's capital	1,791,519
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$2,091,792

The accompanying notes are an integral part of the financial statement and should be read in conjunction therewith.

Nature of Operations and Capitalization of the Company

Panamerican Capital Securities LLC (the "Company") was organized on November 6, 2003 in the state of New York as a limited liability company. The Company is wholly-owned by Panamerican Capital Partners, LLC (the "Parent"). The primary business of the Company is that of assisting and counseling in private placements of securities. The Company became a registered broker-dealer effective June 21, 2004 and is subject to regulation by the Securities Exchange Commission ("SEC") and the Financial Industry Regulation Authority, Inc. ("FINRA").

Note A - Summary of Significant Accounting Policies

Use of Estimates

The process of preparing a statement of financial condition (the "financial statement") in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from estimated amounts.

SEC Rule 15c3-3

The Company effected no transactions with customers, as defined in Rule 15c3-3, and therefore has no amounts reportable under the rule.

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of clients to pay fees owed the Company for services provided. However, the Company mitigates risk by obtaining engagement letters or agreements for services to be provided. The Company historically has not incurred any losses from its clients' inability to pay fees owed the Company.

Uninsured Cash Balances

The Company maintains cash balances at a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 at December 31, 2009. The Transaction Account Guarantee Program provides a full guarantee of non-interest bearing transaction deposit accounts above $250,000 regardless of dollar amount through December 31, 2009. At times cash balances may exceed the FDIC insured limit. There were no cash balances in excess of insured amounts at December 31, 2009.

Subsequent Events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 19, 2010, the date on which the financial statement was available to be issued.

Note B - Placement Fees

During the years ended December 31, 2008 and 2007, the Company earned placement fees pursuant to a Placement Agent Agreement ("Agreement") which are payable by the client in installments, as defined in the Agreement, through January 2011. The balance of the placement fees owed to the Company as at December 31, 2009 is $1,950,750.

In conjunction with the placement fees earned under the Agreement, the Company has an agreement to pay third party placement fees. As at December 31, 2009, $292,613 is owed to the third party under this informal agreement.

Note C - Income Taxes

The Company, as a wholly-owned subsidiary of the Parent, is a single member limited liability company and, as such, under the provisions of the Internal Revenue Code and comparable state and local regulations is not recognized as a taxable entity and does not pay federal, state or local income taxes on its income. Instead, the Parent reports the Company's transactions of income on the Parent's income tax returns. Accordingly, no federal, state or local income taxes have been provided.

Note D - Expense Sharing

The Company has entered into an expense sharing agreement with its Parent for administrative services, which includes payroll, occupancy and communications. The balance due to the member for these services at December 31, 2009 was $4,660.

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital, as defined, of $132,433, which was $118,919 in excess of its required net capital of $13,514. The Company's ratio of aggregate indebtedness to net capital was 1.53 to 1.

REPORT ON

PANAMERICAN CAPITAL SECURITIES, LLC

DECEMBER 31, 2009

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS